Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS APRIL SALES

PROVIDES UPDATED Q1 AND FY EPS OUTLOOKS

HOUSTON, TX, May 5, 2011 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week April period ended April 30, 2011 increased 16.8% to $119 million from $101 million in the prior year four week period ended May 1, 2010. Comparable store sales increased 15.1%. The Company noted that its sales for the month benefited from the Easter calendar shift.

For the nine week March and April period, which eliminates the impact of the Easter calendar shift, total sales increased 4.7% and comparable store sales increased 3.3%.

The Company achieved comparable store sales increases in its accessories, children's, cosmetics, footwear, junior's, men's, young men's and plus sizes categories during the nine week March and April period. Geographically, the Midwest, South Central, Southeast and Southwest regions had comparable store sales gains during the combined period.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease) 2011	2010	Total Sales ($ in Millions) 2011	2010
February	(7.2)	(3.9)	94	99
March	(5.3)	8.6	134	140
April	15.1	(8.3)	119	101
March/April (9 Weeks)	*3.3*	*0.8*	*253*	*241*
1st Quarter	0.2	(0.6)	347	340

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Andy Hall, President and Chief Executive Officer, commented, "Our first quarter sales were disadvantaged by February's storms and a disappointing Easter business. While April sales benefited from the Easter calendar shift, rising gas prices made for a more cautious consumer. As a result, our first quarter merchandise margins were negatively impacted by a softer than expected April and aggressive promotions throughout the quarter to make up for the loss of sales during the February clearance window. We believe the 3.3% March/April comparable store sales increase is an indicator of the current selling environment.

"Based on our sales performance and lower than anticipated merchandise margins, we now expect that EPS for the first quarter will be in a range of $(0.02) to $(0.01). This compares to our original EPS forecast for the quarter of $0.06 to $0.08."

Mr. Hall concluded, "We expect that our full year EPS guidance will be $1.04 to $1.13 versus our original guidance of $1.07 to $1.17. This expected guidance reflects current economic conditions and normalized weather patterns. We will provide additional color when we release our first quarter results on May 19th."

The Company plans to report its first quarter results before the market opens on Thursday, May 19, 2011, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

Store Activity

The Company opened nine new stores in April, all of which were opened under the Goody's name. The Company also rebranded forty-three non-Goody's stores with the Goody's name during the month. For the first quarter, a total of sixteen new Goody's stores were opened and ninety-eight stores were rebranded with the Goody's name. Four stores were closed during the quarter. One was closed due to snow damage, one was closed due to flooding and two were closed due to fire.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 798 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's EPS outlook for the first quarter and full fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2011, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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